Exhibit 23.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Erickson Air-Crane Incorporated of our report dated March 22, 2013, on the consolidated financial statements of Evergreen Helicopters, Inc. and subsidiaries (EHI), which expresses an unqualified opinion and includes an emphasis of matter paragraph describing uncertainty as to the ultimate outcome and the impact of continuing defaults on debt obligations of EHI and debt obligations guaranteed by EHI, which report appears in a Form 8-K/A of Erickson Air-Crane Incorporated, filed on June 10, 2013, and to the use of our name as it appears in such Registration Statement under the caption “Experts.”

/s/ GHP HORWATH, P.C.

Denver, Colorado

July 10, 2013